Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

R&D Tax Incentive Refund

Brisbane, Australia, 11 January 2013.  Progen Pharmaceuticals Ltd (“Progen” or “the Company”) (ASX: PGL, OTC: PGLA) advises that it has lodged its 2011/12 financial year tax return with the Australian Taxation Office which includes $1.6 million of eligible research and development (‘R&D’) expenditure. In the current financial year, the Company expects to receive a cash refund of $723,277.80 pursuant to the new Federal Government’s R&D Tax Incentive Scheme.

The R&D Tax Incentive Scheme replaced the R&D Tax Concession from 1 July 2011 to provide targeted R&D tax offsets designed to encourage more companies to engage in R&D. This new scheme provides for cash refunds in certain circumstances.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.